SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 12

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following:

On November 14, 2006, the Company issued a press release entitled “Energy Partners Confirms Commitment to Strategic Alternatives Process.” A copy of the press release is attached as Exhibit (a)(17) and is incorporated herein by reference

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(17)	Press Release, dated November 14, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:  /s/ John H. Peper
        Name:  John H. Peper
        Title:   Executive Vice President, General
                    Counsel and Corporate Secretary

Dated: November 14, 2006

Exhibit (a)(17)

ENERGY PARTNERS CONFIRMS COMMITMENT TO
STRATEGIC ALTERNATIVES PROCESS

NEW ORLEANS, November 14, 2006 - Energy Partners, Ltd. (NYSE:EPL) today confirmed its commitment to the Company’s exploration of strategic alternatives, including a sale of the Company, even if ATS Inc., a wholly-owned subsidiary of Woodside Petroleum, Ltd. (ASX:WPL), walks away after the expiration of its self-imposed deadline.

Richard A. Bachmann, EPL’s Chairman and Chief Executive Officer, said, “We appreciate the support that many of our investors have expressed for our efforts to maximize value for EPL stockholders through our exploration of strategic alternatives. This process is underway with the multiple parties who have signed confidentiality agreements and we continue to entertain interest from others.”

EPL's Board of Directors continues to believe that the $23 per share offered by ATS represents neither the full and fair long-term value of EPL nor the value potentially obtainable in a transaction resulting from the Company's current exploration of strategic alternatives. The Board continues to recommend that EPL stockholders reject ATS’ efforts to replace the Company’s experienced and highly qualified directors with ATS’ own hand-picked nominees, who are committed to fulfilling ATS’ agenda of buying the Company at the lowest price it can.

The nation’s two leading independent proxy advisors, Institutional Shareholder Services and Glass Lewis, agree that the EPL Board is taking the appropriate actions to maximize value for its stockholders and have recommended that EPL stockholders reject the ATS consent solicitation.

Stockholders may show their support for the Board's process to maximize value by voting AGAINST the ATS proposals on the White management revocation card. If stockholders have previously signed a gold consent card sent by Woodside or ATS, they may revoke that consent by executing and voting the WHITE consent revocation card sent to them by EPL. Stockholders with questions or who need assistance may call the Company’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322−2885 or at 212-929-5500.

Forward-Looking Statements

This press release contains forward-looking information regarding EPL that is intended to be covered by the safe harbor "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that EPL expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•  reserve and production estimates,
•  oil and gas prices,
•  the impact of derivative positions,
•  production expense estimates,
•  cash flow estimates,
•  future financial performance,
•  planned capital expenditures,
•  the completion of any transaction; and
•  other matters that are discussed in EPL's filings with the Securities and Exchange Commission (SEC).

These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL's filings with the SEC, including Form 10-K for the year ended December 31, 2005, and Form 10-Q for the quarter ended September 30, 2006 to be filed shortly, for a discussion of these risks.

EPL HAS FILED A CONSENT REVOCATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION IN RESPONSE TO WOODSIDE AND ATS' CONSENT SOLICITATION TO REMOVE EPL'S BOARD OF DIRECTORS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE CONSENT REVOCATION STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING EPL, THE ATS OFFER AND THE CONSENT SOLICITATION. THE CONSENT REVOCATION STATEMENT HAS BEEN SENT TO SECURITY HOLDERS OF EPL SEEKING REVOCATION OF ANY CONSENTS GIVEN TO ATS OR WOODSIDE.

The documents filed with the SEC by EPL may be obtained free of charge from EPL's website at www.eplweb.com or by directing a request to: Energy Partners, Ltd. 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attn: Secretary, (504) 569-1875. Investors and security holders are urged to read the consent revocation statement and the other relevant materials when they become available before making any decision with respect to the consent solicitation.

EPL and its officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of EPL in opposition to the ATS consent solicitation. Information about the officers and directors of EPL and their direct or indirect interests, by security holdings or otherwise, in the consent solicitation is set forth in the consent revocation statement.

Contacts

Investors:

T.J. Thom (504-799-4830) / Al Petrie (504-799-1953)
Energy Partners, Ltd.

Media:

Eden Abrahams / Jeremy Jacobs (212-355-4449)
Joele Frank, Wilkinson Brimmer Katcher